

August 31, 2011

<u>Via Facsimile</u>
Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

> **Re: Digital River, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **Form 8-K/A filed on June 9, 2011**
> **File No. 000-24643**

Dear Mr. Ronning:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief